SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32432; 812-14389

Aspiration Funds and Aspiration Fund Adviser, LLC; Notice of Application

January 24, 2017

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act. The requested exemption would permit an investment adviser to hire and replace certain subadvisers without shareholder approval.

Applicants: Aspiration Funds (the "Trust"), a Delaware statutory trust registered under the Act as an open-end management investment company with multiple series, and Aspiration Fund Adviser, LLC, a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 (the "Adviser," and, collectively with the Trust, the "Applicants").

Filing Dates: The application was filed November 25, 2014, and amended on March 7, 2016, August 30, 2016 and January 6, 2017.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 21, 2017, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to

be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: 4640 Admiralty Way, Marina Del Rey, CA 90292.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Summary of the Application

      1.   The Adviser serves as the investment adviser to the Funds pursuant to an

investment advisory agreement with the Trust (the "Advisory Agreement").[1] The Adviser is

responsible for the overall management of the Funds' business affairs and selecting investments

according to each Fund's respective investment objective, policies, and restrictions, subject to

the oversight and authority of each Fund's board of trustees ("Board"). The Advisory

Agreement permits the Adviser, subject to the approval of the Board, to delegate to one or more

subadvisers (each, a "Subadviser" and collectively, the "Subadvisers") the responsibility to

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[1]   Applicants request relief with respect to any existing or future series of the Trust and any other existing
or future registered open-end management investment company or series thereof that: (a) is advised by
the Adviser, including any entity controlling, controlled by, or under common control with the Adviser
or its successors (each, also an "Adviser"); (b) uses the manager of managers structure described in the
application; and (c) complies with the terms and conditions of the application (any such series, a "Fund"
and collectively, the "Funds").   For purposes of the requested order, "successor" is limited to an entity
that results from a reorganization into another jurisdiction or a change in the type of business
organization.

provide the day-to-day portfolio investment management of each Fund, subject to the

supervision and direction of the Adviser. The primary responsibility for managing the Funds

will remain vested in the Adviser. The Adviser will hire, evaluate, allocate assets to and oversee

the Subadvisers, including determining whether a Subadviser should be terminated, at all times

subject to the authority of the Board.

2.   Applicants request an exemption to permit the Adviser, subject to Board approval,

to hire certain Subadvisers pursuant to Subadvisory Agreements and materially amend existing

Subadvisory Agreements without obtaining the shareholder approval required under section

15(a) of the Act and rule 18f-2 under the Act.[2]

3.   Applicants agree that any order granting the requested relief will be subject to the

terms and conditions stated in the application. Such terms and conditions provide for, among

other safeguards, appropriate disclosure to Fund shareholders and notification about subadvisory changes and enhanced Board oversight to protect the interests of the Funds'

shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the

public interest and consistent with the protection of investors and purposes fairly intended by the

policy and provisions of the Act. Applicants believe that the requested relief meets this standard

because, as further explained in the application, the Advisory Agreements will remain subject to

shareholder approval, while the role of the Subadvisers is substantially similar to that of

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[2]   The requested relief will not extend to any subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Adviser, other than by reason of serving as a subadviser to one or more of the Funds.

individual portfolio managers, so that requiring shareholder approval of Subadvisory

Agreements would impose unnecessary delays and expenses on the Funds.

For the Commission, by the Division of Investment Management, under delegated

authority.

Eduardo A. Aleman
Assistant Secretary